Exhibit 99(c)(2)

Presentation to the Special Committee of the Board of Directors July 11, 2022

Disclaimer i This presentation was prepared on a confidential basis exclusively for the benefit and use of the Special Committee (the “Spe cia l Committee”) of the Board of Directors (the “Board”) of Glory Star New Media Group Holdings Limited (the “Company”, “GSMG”) in connection with th e T ransaction, as defined in the agreement and plan of merger (the “Agreement”), dated July 11, 2022, by and between Cheers Inc., GSMG Ltd., an d t he Company, to evaluate whether the Consideration to be received by the Company’s holders of Shares (other than holders of Excluded Shares) is fair, from a financial point of view, to such holders. It is not a recommendation as to how the Special Committee, the Board, any security holder or an y other party should vote, and does not carry any right of publication or disclosure without the prior written consent of The Benchmark Company, L LC (“Benchmark”, “us”, or “our”). Neither this presentation nor any of its contents may be used for any other purpose without the prior written consent of Benchmark. The information contained in this material was obtained from the Company and other sources. In preparing the enclosed materia ls, Benchmark has assumed and relied upon the accuracy and completeness of all of the historical financial and other information provided to or di scussed with us by the Company or its representatives, and we have not assumed any responsibility for independent verification of any such informati on, make no representation or warranty (express or implied) in respect of the accuracy or completeness of such information and have furth er relied upon the assurances of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or m isl eading. We have also assumed and relied upon the reasonableness of the financial projections, forecasts and analyses provided to us, and assumed t hat such projections, forecasts and analyses were reasonable, prepared in good faith and on a basis reflecting the best currently available judgmen ts and estimates of management. We express no opinion with respect to such projections, forecasts or analyses or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of the Company, or assumed any responsibility for conducting a physical ins pec tion of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or liabilities o f t he Company and no such independent evaluation or appraisal was provided to us. Furthermore, Benchmark has relied upon and assumed, without independe nt verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or pros pec ts of the Company or any other participant in the Transaction since the respective dates of the most recent financial statements and other information , f inancial or otherwise, provided to Benchmark that would be material to its analyses, and that the final forms of any draft documents reviewed by Ben chm ark will not differ in any material respect from such draft documents. This material was not prepared for use by readers not as familiar with the business and affairs of the Company as the Special Co mmittee and, accordingly, Benchmark, takes no responsibility for the accompanying material when used by persons other than the Special Com mit tee. The enclosed materials may not be quoted, referred to, reproduced at any time, or used in any manner for any other purpose or delivered to an y other person without the prior written consent of Benchmark.

Disclaimer ii The materials necessarily are based on financial, economic, market and other conditions as in effect on, and the information ava ilable to Benchmark as of, the date of the materials. Although subsequent developments may affect the contents of the materials, Benchmark has not u nde rtaken, and is under no obligation, to update, revise or reaffirm the materials, except as may be expressly contemplated by Benchmark’s engagement le tter dated March 27, 2022. The materials are not intended to provide the sole basis for evaluation of the Transaction and do not purport to contai n a ll information that may be required. The materials do not address the underlying business decision of the Company or any other party to proceed with or eff ect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transaction that might be availa ble for the Company or any other party. The materials do not constitute any opinion, nor do the materials constitute a recommendation to the Special Com mit tee, the Board, the Company, any security holder of the Company or any other party as to how to vote or act with respect to any matter relating t o t he Transaction or otherwise or whether to buy or sell any assets or securities of any company. Benchmark’s only opinion is the opinion, if any, th at is actually delivered to the Special Committee. The materials may not reflect information known to other professionals in other business areas of Ben chm ark and its affiliates. The preparation of the materials was a complex process involving quantitative and qualitative judgments and determinations wi th respect to the financial, comparative and other analytic methods employed and the adaptation and application of these methods to the unique fac ts and circumstances presented and, therefore, is not readily susceptible to partial analysis or summary description. Furthermore, Benchmark did n ot attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affe ct the value of particular techniques. Accordingly, the analyses contained in the materials must be considered as a whole. Selecting portions of the an aly ses, analytic methods and factors without considering all analyses and factors could create a misleading or incomplete view. The materials reflect jud gme nts and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, ma ny of which are beyond the control of the participants in the Transaction. Any estimates of value contained in the materials are not necessarily ind ica tive of actual value or predictive of future results or values, which may be significantly more or less favorable. Any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which any assets, businesses or securities may actuall y b e sold. The materials do not constitute a valuation opinion or credit rating. In preparing the materials, Benchmark has not conducted any physical inspect ion or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other party and ha s no obligation to evaluate the solvency of the Company or any other party under any law.

Table of Contents I – Executive Summary ▪ Summary of the Transaction Page 1 ▪ Scope of Presentation and Analysis Page 2 II – Valuation Analysis and Methodologies ▪ Overview of Valuation Analysis and Methodologies Page 3 ▪ Valuation Summary Page 4 ▪ Selected Public Company Analysis Page 5 ▪ Precedent Transaction Analysis Page 7 ▪ Discounted Cash Flow Analysis Page 9 iii

Executive Summary

Summary of the Transaction We understand that Glory Star New Media Group Holdings Limited (the “Company”, “GSMG"), intends to enter into an agreement and plan of merger (the “Agreement”), dated July 11, 2022, by and between Cheers Inc. (“Parent”), GSMG Ltd., a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. We further understand that: ▪ Parent, Merger Sub and the Company wish to effect a business combination upon the terms and subject to the conditions of the Agreement, pursuant to which Merger Sub will be merged with and into the Company in accordance with the Cayman Islands Companies Act (As Revised) (the “CICA”), with the Company being the surviving company (as defined in the CICA) and becoming a wholly owned subsidiary of Parent (the “Transaction”) ▪ at the Effective Time, as defined in the Agreement, each ordinary share of the Company, par value of $0.0001 per share (“Share”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares, as defined in the Agreement) shall be cancelled in exchange for the right to receive $1.55 in cash per Share without interest (subject to adjustment pursuant to Section 3.1(e) of the Agreement) (the “Consideration”). 1

Scope of Presentation and Analysis The Special Committee (the “Special Committee”) of the Board of Directors (the “Board”) of the Company has requested that The Benchmark Company, LLC (“Benchmark”) provide a written opinion (the “Opinion”) as to whether the Consideration to be received by the Company’s holders of Shares (other than holders of Excluded Shares) is fair, from a financial point of view, to such holders. 2

Valuation Analysis and Methodologies

Overview of Valuation Analysis and Methodologies We completed a series of financial analyses to derive a range of estimated equity values per Share for the Company. Our financial analysis employed three methodologies, with no particular weight given to any: ▪ Selected Public Company Analysis x Analysis of the valuation of publicly - traded companies that we deemed to be relevant ▪ Precedent Transaction Analysis x Analysis of recent mergers and acquisitions transactions that we deemed to be relevant ▪ Discounted Cash Flow (“DCF”) Analysis x Discounted cash flow model using financial forecasts for the Company 3

Valuation Summary Based on our analysis, the equity value of GSMG, given its current stock market valuation, financial performance and financial prospects, is estimated to be between approximately $1.02 and $1.86 per Share. This range is based on the following, among other factors: ▪ The comparative values of companies involved in e - commerce and online entertainment and media content ▪ The comparative values of recent take - private transactions ▪ GSMG’s financial results and its financial projections for 2022 - 2026 ▪ The results of the Selected Public Company Analysis, Precedent Transaction Analysis, and Discounted Cash Flow Analysis 4 Valuation Methodology Selected Public Company Analysis $1.39 $1.58 Precedent Transaction Analysis $1.02 $1.13 DCF Analysis $1.49 $1.86 Range $1.02 $1.86 Average $1.30 $1.52 Estimated GSMG Equity Value per Share Range

Selected Public Company Analysis We analyzed the valuation of US - listed companies that are based in China or Hong Kong and focused on e - commerce, online entertainment and media content with annual revenues not exceeding $1 billion. Our analysis included the following 4 companies, which we deemed comparable to GSMG but none of which is identical to GSMG: 5 ($ in millions) Company Name Enterprise Value Market Value Revenue (LTM) EBITDA (LTM) EV/Rev (LTM) Borqs Technologies, Inc. $31.6 $30.4 $29.6 ($25.3) 1.07x Qutoutiao, Inc $289.8 $29.5 $672.9 ($187.7) 0.43x Scienjoy Holding Corporation $103.6 $140.4 $279.4 $28.3 0.37x ZZLL Information Technology, Inc. $8.1 $7.1 $78.5 $0.2 0.10x Average $108.3 $51.8 $265.1 ($46.1) 0.49x Median $67.6 $30.0 $178.9 ($12.6) 0.40x Maximum $289.8 $140.4 $672.9 $28.3 1.07x Minimum $8.1 $7.1 $29.6 ($187.7) 0.10x Source: FactSet; CapitalIQ; as of 7/8/2022 LTM - Last Twelve Months

Selected Public Company Analysis We applied the comps’ average and median enterprise value to revenue (EV/Rev) multiple to estimate an enterprise value for GSMG and adjusted for cash, debt and minority interest to estimate an equity value for GSMG, which resulted in an estimated equity value per Share of $1.39 to $1.58: 6 Median Multiple Average Multiple Selected Public Companies' EV/Revenue 0.40x 0.49x GSMG Revenue (LTM) $139,994,947 $139,994,947 Enterprise Value $56,108,424 $69,097,471 Plus Net Cash/(Debt+Minority Interest) $38,814,957 $38,814,957 Equity Value $94,923,380 $107,912,427 Shares Outstanding 68,124,402 68,124,402 Equity Value per Share $1.39 $1.58 Source: FactSet; CapitalIQ; the Company

Precedent Transaction Analysis We analyzed the takeover premiums of take - private transactions involving US - listed Chinese companies with annual revenue less than $1 billion that were completed over the last two years. Our analysis included the following 9 precedent transactions, which we deemed comparable to the Transaction but none of which is identical to the Transaction: 7 Please refer to Appendix for additional data ($ in millions) Target Completion Date Transaction Value Revenue (LTM) Takeover Premium (1-day) Takeover Premium (52-wk Low) 51job, Inc. 5/6/2022 $1,964.8 $578.9 16.1% 30.4% Acorn International, Inc. 1/29/2021 $13.1 $37.5 44.2% 160.7% China Biologic Products Holdings, Inc. 4/20/2021 $1,538.0 $421.8 34.5% 83.8% China Customer Relations Centers, Inc. 7/6/2021 $34.4 $197.9 37.7% 73.2% China Distance Education Holdings Ltd. 3/18/2021 $165.9 $209.6 12.4% 50.9% Fuling Global, Inc. 11/20/2020 $11.1 $151.1 15.2% 66.1% Newater Technology, Inc. 7/13/2021 $38.8 $37.6 72.1% 159.5% Ossen Innovation Co., Ltd. 9/9/2021 $56.3 $128.7 11.4% 190.7% Ruhnn Holding Ltd. 4/20/2021 $193.0 $177.0 15.3% 49.3% Average $446.2 $215.5 28.7% 96.1% Median $56.3 $177.0 16.1% 73.2% Maximum $1,964.8 $578.9 72.1% 190.7% Minimum $11.1 $37.5 11.4% 30.4% Source: FactSet; CapitalIQ

Precedent Transaction Analysis

We applied the comps' average and median takeover premiums over the stock price 1-day prior to announcement (and, for informational purposes only, over the stock's 52-week low price). We applied the premiums to GSMG's latest stock price to estimate an equity value for GSMG, which resulted in an estimated equity value per Share of $1.02 to $1.13:

	Take Private Offer Premium			
	(1-day, avg)	(1-day, median)	(52-wk low, avg)	(52-wk low, median)
Precedent Transactions' Offer Premium	28.7%	16.1%	96.1%	73.2%
GSMG Current Stock Price*	$0.88	$0.88		
GSMG Stock Price 52-wk Low*			$0.57	$0.57
Equity Value per Share	**$1.13**	**$1.02**	**$1.12**	**$0.99**

Source: FactSet; CapitalIQ

**As of 7/8/22*

Note: GSMG's stock price 1-day before the announcement of the receipt of the initial take-private offer on March 14, 2022, was $0.88, which is equal to GSMG's latest closing price on July 8, 2022. As such, we only showed the current stock price in our analysis as we deemed it more relevant.

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Discounted Cash Flow Analysis

We used a 4.5-year forecast model for GSMG (2H2022-2026) to estimate a range of equity values based on a discounted cash flow analysis of free cash flow projections as provided by the Company. Some of the key assumptions in our analysis include the following:

- Total revenue of approximately $107.0 million in 2H2022, $210.2 in 2023 and reaching $335.6 million in 2026
- Net income of approximately $8.1 million in 2H2022, $16.4 million in 2023 and reaching $17.1 million in 2026
- Capital expenditures totaling approximately $85.3 million over the forecast period
- Discount rate (WACC or Weighted-Average Cost of Capital) ranging from 17.0% to 21.0%

The analysis resulted in an estimated equity value per Share of $1.49 to $1.86

DCF Analysis - Terminal Value EV/Revenue 0.40x

Discount Rate	*Enterprise Value*	*+Net Cash/ (Debt+Min Interest)*	*Equity Value*	*EquityValue/ Share*
17.0%	$72,250,630	$38,814,957	$111,065,587	$1.63
18.0%	$69,684,328	$38,814,957	$108,499,284	$1.59
19.0%	$67,233,246	$38,814,957	$106,048,202	$1.56
20.0%	$64,891,275	$38,814,957	$103,706,232	$1.52
21.0%	$62,652,680	$38,814,957	$101,467,637	$1.49

DCF Analysis - Terminal Value EV/Revenue 0.49x

Discount Rate	*Enterprise Value*	*+Net Cash/ (Debt+Min Interest)*	*Equity Value*	*EquityValue/ Share*
17.0%	$87,607,779	$38,814,957	$126,422,736	$1.86
18.0%	$84,463,475	$38,814,957	$123,278,432	$1.81
19.0%	$81,460,753	$38,814,957	$120,275,709	$1.77
20.0%	$78,592,094	$38,814,957	$117,407,050	$1.72
21.0%	$75,850,439	$38,814,957	$114,665,395	$1.68

Currency in US$ based on an RMB/$ exchange rate of 6.70, the Company provided financial information in local currency

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